FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information that Banco de Chile placed certain bonds in the offshore market.

Santiago, June 17, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”), duly authorized for this purpose, I inform you the following as Material Information regarding this institution:

Today, June 17, 2025, Banco de Chile has carried out a placement of bonds in the offshore market, issued under its Medium Term Notes Program (“MTN”), for a total amount of CHF (Swiss Francs) 100,000,000, with a maturity date of July 15, 2031, at an average placement rate of 1.1875%. This placement will be listed in Zurich, Switzerland’s Stock Exchange and is intended to finance or refinance social and environmental projects, in accordance with Banco de Chile’s Sustainability Financing Framework.

Sincerely,

Sergio Karlezi Aboitiz

Treasury Division Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2025

Banco de Chile

/s/ Sergio Karlezi Aboitiz
By:	Sergio Karlezi Aboitiz
Treasury Division Manager